                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K
                                  ANNUAL REPORT


                          Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 2000



     A. Full Title of the Plan:

                  The LaBarge, Inc. Employees Savings Plan



     B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:


                  LaBarge, Inc.
                  9900A Clayton Road
                  St. Louis, MO 63124




This filing has a total of 15 pages.

                              REQUIRED INFORMATION




     Financial Statements.


     Exhibits.


     23.  Consent of KPMG LLP.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employees Savings Plan Administrative Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                           THE LaBARGE, INC. EMPLOYEES SAVINGS PLAN



                             By: /s/ Donald H. Nonnenkamp
                                 ---------------------------------------------
                                  Donald H. Nonnenkamp
                                  Vice President and Chief Financial Officer


                             By:  /s/ Ellie J. Perry
                                  ---------------------------------------------
                                  Ellie J. Perry
                                  Plan Administrator

Date:  June 27, 2001

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                                TABLE OF CONTENTS



                                                                                         PAGE
TABLE OF CONTENTS:

   Independent Auditors' Report                                                            1

   Financial Statements:
      Statements of Net Assets Available for Plan Benefits
        as of December 31, 2000 and 1999                                                   2

      Statements of Changes in Net Assets Available for Plan Benefits
        for the Years ended December 31, 2000 and 1999                                     3

   Notes to Financial Statements                                                           4


                                                                                SCHEDULE
                                                                                --------

 Schedule of Assets Held for Investment Purposes, December 31, 2000                 1      9



DEFINITIONS:

   Plan                  -  LaBarge, Inc. Employees Savings Plan

   Trustee               -  A. G. Edwards Trust Company

   ERISA                 -  Employee Retirement Income Security Act of 1974

   Company               -  LaBarge, Inc.

   Plan Administrator    -  LaBarge, Inc. Plan Administration Committee


[KPMG LOGO]


                               [KPMG LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT



     Plan Administration Committee
     LaBarge, Inc. Employees Savings Plan


     We have audited the accompanying statements of net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                 /s/ KPMG LLP

     St. Louis, Missouri
     June 1, 2001

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999


                                                                              2000                 1999
                                                                         -------------         ------------
Assets:
  Investments:
    Registered investment
      company shares                                                      $ 8,355,649           10,480,253
    Money market accounts                                                   1,335,630              773,690
    LaBarge, Inc. common stock                                              1,761,023            2,105,219
    Loans to participants                                                     712,089              740,970
                                                                          -----------          -----------

           Total investments                                               12,164,391           14,100,132
                                                                          -----------          -----------

  Receivables:
    Employer contributions                                                     77,465               57,350
    Participant contributions                                                 106,984              235,148
    Participant loans                                                          22,744               21,553
    Interest and dividends                                                      7,550                3,933
                                                                          -----------          -----------

           Total receivables                                                  214,743              317,984

Liabilities -
    Accrued expenses                                                            9,257               18,328
                                                                          -----------          -----------

             Net assets available
              for plan benefits                                           $12,369,877           14,399,788
                                                                          ===========          ===========


See accompanying notes to financial statements.

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2000 and 1999



                                                                        2000                1999
                                                                  ---------------      -------------
Investment (loss) income:
  Interest and dividends                                           $    220,169             249,941
  Net (depreciation) appreciation
   in fair market value of investments                               (1,703,066)            321,726
                                                                   ------------        ------------

           Total investment (loss) income                            (1,482,897)            571,667

Participant contributions                                             1,400,199           1,188,272
Employer contributions                                                  316,964             246,390
Participant distributions                                            (2,217,042)           (942,144)
Administrative expenses                                                 (47,135)            (66,036)
                                                                   ------------        ------------

           Increase (decrease) in net assets
             available for plan benefits                             (2,029,911)            998,149

Net assets available for plan benefits:
 Beginning of year                                                   14,399,788          13,401,639
                                                                   ------------        ------------

 End of year                                                       $ 12,369,877          14,399,788
                                                                   ============        ============




See accompanying notes to financial statements.

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

       (1)  DESCRIPTION OF THE PLAN

            The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

            (A)  GENERAL

                 The Plan is a defined contribution plan sponsored by the Company covering substantially all employees with 60 days of service and is subject to the provisions of ERISA.

            (B)  CONTRIBUTIONS

                 Employees may elect to contribute, on a pre-tax basis, up to 15% of covered compensation in various investment funds of the Plan. The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provides matching contributions in an amount not to exceed 8% of the participant's compensation. All Company matching contributions are non-participant directed. Specifically, the Company matching contributions are invested in LaBarge, Inc. common stock and are restricted from being transferred to other Plan funds. Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's Board of Directors as a profit-sharing contribution. There were no discretionary profit-sharing contributions for 2000 or 1999.

            (C)  PARTICIPANTS' ACCOUNTS

                 Each participant account is credited with the participant's contribution, the Company's matching contribution, and an allocation of the Company's discretionary profit-sharing contribution and fund earnings net of administrative charges. Allocations are based upon covered compensation or account balances as defined in the plan agreement.

                 Participants may transfer amounts between funds on quarterly enrollment dates throughout the year. The Plan Administrator will record these transfers in the participant's account and direct the Trustee to reinvest the amounts to reflect these changes. Money market accounts are maintained for each fund to provide for short-term investments while transfers are in process. At year-end, the investments are presented net of any transfers in process as directed by the participants.

                 A participant's interest in transfers and trading activity in the LaBarge Common Stock Fund is based on a weighted average formula.

            (D)  VESTING

                 Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a calendar quarter employer matching contribution if that participant is employed by the Company on the last day of such calendar quarter. Upon a participant's attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company's profit-sharing


                                         4                          (Continued)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

                 contribution allocated to the participant's account is 100% after five full years of continuous service.

             (E) LOANS TO PARTICIPANTS

                 Participants are allowed to transfer portions of their account balances into the Loan Fund and borrow from the Loan Fund at the prevailing market rate (prime plus 0.5%). Loans will be limited to the lesser of (i) 50% of a participant's vested plan account balance as of the last day of the calendar quarter for which the loan is being made, or (ii) $50,000. Loans to participants include interest-bearing promissory notes at rates from 8.25% to 10.00% with final due dates through October 2005.

            (F)  PAYMENT OF BENEFITS

                 Upon termination or retirement of service, a participant's account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions are made as soon as practical after the close of the plan quarter in which the termination of employment occurs or is deferred until age 70-1/2 at the participant's election.

       (2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            (A)  BASIS OF PRESENTATION

                 The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

            (B)  INVESTMENTS

                 Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:

                 - Aggressive Growth Fund, which shall have as its principal objective aggressive growth by investing primarily in stocks of smaller and less seasoned companies;

                 - Balanced Fund, which shall have as its principal objective conservation of principal, current income, and long-term growth of principal and income by investing in stocks and fixed income securities;

                 - Equity Index Fund, which shall have at its principal objective long-term capital growth by investing in the same stocks and in substantially the same percentage as the S&P 500 Composite Stock Price Index;

                 - Growth Fund, which shall have as its principal objective long-term growth by investing in stocks of companies that are undervalued relative to the stock market as a whole;

                 - Growth and Income Fund, which shall have as its principal objective long-term growth by only investing in stocks that have paid dividends in 9 of the last 10 years;



                                               5                    (Continued)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




             - International Growth Fund, which shall have as its principal objective long-term growth by normally investing at least 65% of assets in companies located in Europe or the Pacific Basin;

             - Money Market Fund, which shall have as its principal objective the preservation of principal and the earning of interest at rates prevailing on short-term fixed income investments;

             - Intermediate Bond Fund, which shall have as its principal objective the preservation of principal and the production of income by investing in government securities and high-quality corporate bonds;

             - LaBarge Common Stock Fund, which shall be exclusively invested in common stock of the Company; and

             - Loan Fund, which shall account for all principal and interest outstanding on loans to plan participants.

             The Aggressive Growth Fund, Balanced Fund, Equity Index Fund, Growth Fund, Growth and Income Fund, International Growth Fund, and Intermediate Bond Fund (all invest in registered investment company shares), and the LaBarge Common Stock Fund are stated at fair market value. The fair market value of the Company's common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Money Market Fund (trust prime money market account) is valued at cost plus interest, which approximates net realizable value. The appreciation (depreciation) in fair market value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments based upon their historical cost on a specific identification basis.

             Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

        (C)  TRUST FUND MANAGED BY THE TRUSTEE

             Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee.

        (D)  ADMINISTRATIVE CHARGES

             The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been charged to the Plan and paid with plan assets.

        (E)  BENEFITS PAID TO PARTICIPANTS

             Benefits are recorded when paid.



                                           6                         (Continued)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




            (F)  USE OF ESTIMATES

                 Certain amounts included in the financial statements are estimated based on currently available information and the Plan Administrator's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

        (3) TAX STATUS

            The Plan Administrator has received a favorable determination letter dated April 8, 1994 from the Internal Revenue Service which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. The Plan has been subsequently amended. In the opinion of the Plan Administrator, such amendments do not affect the tax status of the Plan.

        (4) PLAN TERMINATION

            Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.

        (5) RELATED-PARTY TRANSACTIONS

            On various dates during 2000, the Plan purchased 164,900 shares of the Company's common stock at fair market value at prices ranging from $1.75 to $3.25 per share for investment in the Plan's LaBarge Common Stock Fund.

            On June 1, 2000, the Plan sold 6,500 shares of the Company's common stock included in the Plan's LaBarge Common Stock Fund at fair market value at a price of $1.75 per share.

            The market value of the investment in the LaBarge Common Stock Fund was valued at $1.75 and $2.19 per share at December 31, 2000 and 1999, respectively.

        (6) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

            The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                        DECEMBER 31,
                                                                                 -------------------------
                                                                                     2000          1999
                                                                                 ---------      ----------
            Net assets available for plan benefits
              per the financial statements                                       $ 12,369,877    14,399,788
            Amounts allocated to withdrawing participants                             610,800       852,985
                                                                                 ------------    ----------

                Net assets available for plan benefits per the Form 5500         $ 11,759,077    13,546,803
                                                                                 ============    ==========



                                  7                                  (Continued)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                      --------------------------
                                                                                         2000           1999
                                                                                      -----------     ----------

        Distributions to participants per the financial statements                    $ 2,217,042      942,144
        Add amounts allocated to withdrawing participants at
          end of year                                                                     610,800      852,985
        Less amounts allocated to withdrawing participants at
          beginning of year                                                               852,985      702,160
                                                                                      -----------    ---------

            Benefits paid to participants per the Form 5500                           $ 1,974,857    1,092,969
                                                                                      ===========    =========

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.

    (7) INVESTMENTS

        Investments of the Plan are comprised of the following:

        Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                                                DECEMBER 31,
                                                                                        ---------------------------
                                                                                            2000           1999
                                                                                        -----------    ------------
        Investments at fair value as determined by quoted market price:
          Mutual funds:
            American Balanced Fund Inc. Income Fund                                     $    23,340      1,942,123
            Fidelity Advisor Series II Growth Opportunity Fund Class T                    1,143,404      3,205,929
            Intermediate Bond Fund of America                                               421,316        605,268
            Mainstay Funds Equity Index Fund Class A                                      2,591,575      4,726,933
            EuroPacific Growth Fund Class A                                               1,400,664             --
            Putnam Voyager Fund Class A                                                   2,567,963             --
            Washington Mutual Investors Fund Class A                                        207,387             --
                                                                                       ------------     ----------

                                                                                          8,355,649     10,480,253

          LaBarge, Inc. common stock                                                      1,761,023      2,105,219
                                                                                       ------------     ----------

                                                                                         10,116,672     12,585,472
                                                                                       ------------     ----------
        Investments at fair value:
          Money market accounts -- Prime Obligations Fund -- A                            1,335,630        773,690
          Loans to participants                                                             712,089        740,970
                                                                                       ------------     ----------

                                                                                          2,047,719      1,514,660
                                                                                       ------------     ----------

                                                                                       $ 12,164,391     14,100,132
                                                                                       ============     ==========


                                                                      SCHEDULE 1
                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

   Schedule (H) Part IV (i) -- Schedule of Assets Held for Investment Purposes

                                December 31, 2000



                                                                            NUMBER OF
                                                                             SHARES                          CURRENT
DESCRIPTION OF INVESTMENTS                                                  OR UNITS          COST            VALUE
------------------------------------------------------------------        ------------      -------         ---------
Money market accounts --
 Prime Obligations Fund -- A                                               1,335,630      $ 1,335,630      1,335,630

Equity Mutual Funds:
 American Balanced Fund Inc. Income Fund                                       1,509           21,947         23,340
 EuroPacific Growth Fund Class A                                              44,678        1,704,351      1,400,664
 Fidelity Advisor Series II Growth Opportunity Fund Class T                   33,482        1,514,721      1,143,404
 Mainstay Funds Equity Index Fund Class A                                     60,607        2,382,196      2,591,575
 Putnam Voyager Fund Class A                                                 110,200        3,020,936      2,567,963
 Washington Mutual Investors Fund Class A                                      7,144          211,619        207,387

Fixed Income Fund --
 Intermediate Bond Fund of America                                            31,418          416,988        421,316

LaBarge Common Stock Fund --
 LaBarge Inc. common stock(*)                                              1,006,299        1,966,256      1,761,023

Loans to participants                                                             --          712,089        712,089
                                                                         ===========      -----------    -----------

         Total investments                                                                $13,286,733     12,164,391
                                                                                          ===========    ===========



(*) Represents a party-in-interest transaction allowable under ERISA regulations.

See accompanying independent auditors' report.

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